UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Texas Pacific Land Trust

(Name of Issuer)

Sub-shares in Certificates of Proprietary Interest

(Title of Class of Securities)

882610108

(CUSIP Number)

Eric L. Oliver c/o SoftVest Advisors, LLC 400 Pine Street, Suite 1010 Abilene, Texas 79601 (325) 677-6177	Allan R. Tessler c/o ART-FGT Family Partnership Limited 2500 Moose-Wilson Road Wilson, Wyoming 83014 (307) 734-2426

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
SoftVest, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON
PN

* Excludes the Horizon Shares and Tessler Shares with respect to which SoftVest, L.P. disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
SoftVest Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON
IA

* Excludes the Horizon Shares and Tessler Shares with respect to which SoftVest Advisors, LLC disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
Eric L. Oliver

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,700

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
2,700

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,200*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON
IN

* Excludes the Oliver Children Shares, the Tessler Shares and the Horizon Shares with respect to which Mr. Oliver disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
ART-FGT Family Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,330*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,330*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,330*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

* Excludes the Horizon Shares and SoftVest Shares, as well as the 1,300 Shares beneficially owned by Tessler Family Limited Partnership, with respect to which ART-FGT Family Partners Limited disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
Tessler Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,300*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,300*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

* Excludes the Horizon Shares and SoftVest Shares, as well as the 10,330 Shares beneficially owned by ART-FGT Family Partners Limited, with respect to which Tessler Family Limited Partnership disclaims beneficial ownership.

CUSIP No. 882610108

1	NAME OF REPORTING PERSONS
Allan R. Tessler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,630*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,630*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,630*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
IN

*  Excludes the Horizon Shares and SoftVest Shares with respect to which Mr. Tessler disclaims beneficial ownership.

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to the sub-share certificates of proprietary interests (the “Shares”) of Texas Pacific Land Trust (“TPL”) and amends the Schedule 13D filed on March 15, 2019 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed by (1) SoftVest Advisors, LLC, a Delaware limited liability company, (2) SoftVest, L.P., a Delaware limited partnership (“SoftVest LP”),  (3) Eric L. Oliver (“Mr. Oliver”), (4) ART-FGT Family Partners Limited, a Wyoming limited partnership (“ART-FGT LP”), (5) Tessler Family Limited Partnership, a Wyoming limited partnership and (6) Allan R. Tessler.

This Amendment No. 1 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On May 22, 2019, SoftVest LP, ART-FGT LP and Horizon issued a press release announcing that Mr. Oliver was elected trustee of TPL at the Special Meeting held on May 22, 2019.  The press release is attached as Exhibit 3 and incorporated by reference into this Item 4 in its entirety.

On May 28, 2019, SoftVest LP, ART-FGT LP and Horizon issued a press release announcing that they have filed counter-claims against David E. Barry and John A. Norris, III, the incumbent trustees of TPL, in the United States District Court for the Northern District of Texas seeking to recognize the election of Mr. Oliver as a trustee of TPL.  The press release is attached as Exhibit 4 and incorporated by reference into this Item 4 in its entirety.

The response to Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following:

As a result of the Cooperation Agreement, Horizon and the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Shares reported in this Schedule 13D do not include security interests owned by Horizon. Horizon has filed a separate amendment to its Schedule 13D reporting beneficial ownership of 1,795,339 Shares (the “Horizon Shares”) representing approximately 23.1% of the outstanding Shares.  This number does not include approximately 22,841 Shares held directly by senior portfolio managers of Horizon and their families. The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

On May 28, 2019, the parties to the Cooperation Agreement entered into an Amendment to the Cooperation Agreement (the “Amendment”) to extend term of the Cooperation Agreement until the resolution of the lawsuit filed by the Trust on May 21, 2019 (as may be amended from time to time) in the United States District Court for the Northern District of Texas against Eric L. Oliver, unless earlier terminated by the mutual written agreement of the parties.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 5 and incorporated by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits

3	Press Release, dated May 22, 2019

4	Press Release, dated May 28, 2019

5	Amendment to Cooperation Agreement, dated May 28, 2019, by and among SoftVest Advisors, LLC, Horizon Kinetics LLC, ART-FGT Family Partners Limited and Tessler Family Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTVEST, LP

By: SoftVest GP I, LLC its general partner
Date: May 28, 2019
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

SOFTVEST ADVISORS, LLC

Date: May 28, 2019
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

ERIC L. OLIVER

Date: May 28, 2019
	By:	/s/ Eric L. Oliver

ART-FGT FAMILY PARTNERS LIMITED

By: Tessler FMC LLC, its general partner

Date: May 28, 2019
	By:	/s/ Andrea Tessler
		Name:	Andrea Tessler
		Title:	Manager

TESSLER FAMILY LIMITED PARTNERSHIP

By: Apres Vous LLC, its general partner
Date: May 28, 2019
	By:	/s/ Andrea Tessler
		Name:	Andrea Tessler
		Title:	Manager

Allan R. Tessler

Date: May 28, 2019
	By:	/s/ Allan R. Tessler